UNITED STATES	SEC File No: 000-52879
SECURITIES AND EXCHANGE COMMISSION	CUSIP No: 94846 P 204
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K     [_] Form 20-F      [_] Form 11-K      [X] Form 10-Q      [_] Form 10-D

[_] Form N-CEN       [_] Form N-CSR

For Period Ended:       January 31, 2023

☐	Transition report on Form 10-K
☐	Transition report on Form 20-F
☐	Transition report on Form 11-K
☐	Transition report on Form 10-Q
☐	Transition report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________________________________

PART 1 -- REGISTRANT INFORMATION

Motos America Inc.
Full Name of Registrant

Former Name if Applicable

510 South 200 West, Suite 110
Address of Principal Executive Office (Street and Number)

Salt Lake City, UT 84101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the year period ended January 31, 2023 could not be filed within the prescribed time period because we need additional time to compile and review data and other information regarding certain material operations of the Company. This data and information are not currently available and could not be made available without unreasonable effort and expense. We are actively working to compile and review this information.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vance Harrison	(801)	386-6700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[_]Yes [X] No

The issuer’s Quarterly Reports on form 10-Q for quarters ended January 31, 2022 and October 31, 2022, have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Motos America Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 14, 2023	By	/s/ Vance Harrison
Vance Harrison
Chief Executive Officer

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